ICICI Bank Limited
                                                           ICICI Towers
                                                           Bandra Kurla Complex
[Logo] ICICI Bank                                          Mumbai 400 051
================================================================================

         News Release                                          October 19, 2000



ICICI Bank: Growth in retail deposits and fee income drive H1: FY 2001 performance

The Board of Directors of ICICI Bank (NYSE : IBN) at its meeting held in Mumbai today, approved the audited accounts for the half year ended September 30, 2000 (H1: FY2001).

Results : 59 per cent increase in H1 Profit after Tax driven by 154 per cent increase in Net Interest Income and doubling of core fee income

Profit after tax for H1 : FY2001 increased 59 per cent to Rs. 70.20 crores as compared to Rs. 44.10 crores in the corresponding period of the previous year. During H1 : FY2001, operating profit increased 62 per cent to Rs. 120.41 crores as compared to Rs. 74.11 crores in the corresponding period of the previous year. The growth in PAT was driven by a significant 154 per cent increase in Net Interest Income and a 103 per cent increase in fee income.

Net Interest Income has increased to Rs. 181.35 crores as compared to Rs.71.50 crores during the corresponding period of the previous year primarily on account of various retail initiatives which has resulted in lower cost of deposits. While interest income went up year on year (yoy) by 47 per cent, interest expense grew by just 23 per cent. Interest spread has improved to 2.72 per cent during H1 : FY2001 from 2.30 per cent in FY2000.

Core Fee income has increased to Rs. 55.93 crores as compared to Rs. 27.56 crores during the corresponding period of the previous year. This has been aided by a robust growth in cash management services and non-fund business of the Bank.


Resource generation powered by a strong retail thrust leading to a significant reduction in cost of deposits

Deposits and customer assets have increased to Rs. 9,728 crores and Rs. 6,324 crores respectively as compared to Rs. 6,580 crores and Rs. 3,415 crores in September 1999 registering yoy growth of 48 per cent and 85 per cent respectively. The period under review was marked by a powerful retail thrust resulting in retail deposits now constituting 48 per cent of total deposits as compared to 31per cent as on March 31, 2000.


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                                                           ICICI Bank Limited
                                                           ICICI Towers
                                                           Bandra Kurla Complex
[Logo] ICICI Bank                                          Mumbai 400 051
================================================================================


Rapid Customer Acquisition : 95 per cent increase in retail customer accounts during H1 : FY2001 to 1.25 million retail customers

ICICI Bank's successful customer acquisition strategy has increased retail customer accounts to 12,45,000 from 6,37,000 at March 31, 2000. Savings Bank accounts have gone up to 5,73,000 from 2,92,000 and NRI accounts to 40,000 from 23,500 at March 31, 2000. ICICI Bank is now the face of ICICI group and there is a seamless cross-selling of group products, to corporates and to retail segment covering life-cycle of individuals.

Staggering response from on-line customers with 150 per cent increase in Internet customers

ICICI Bank, which pioneered Internet Banking in India, has seen a staggering 150per cent increase in Internet customers from 1,10,000 as on March 31, 2000 to 2,75,000 as on September 30, 2000. This sharp increase was facilitated by significant enhancements in the product portfolio offered through `Infinity', the internet banking platform of the Bank.

Consolidating India's only multi-channel technology architecture

As part of its 'Clicks and Bricks' strategy, ICICI Bank has developed multiple access channels comprising lean brick and mortar branches, ATMs, call centers and Internet banking. The branch network including extension counters presently covers 102 locations across India. ICICI Bank is India's largest ATM provider with 311 ATMs. ICICI Bank has added call centres at 10 cities during the six month period ended September 30, 2000. The call centres currently handle 7,000 calls a day.

Asset Quality

Net NPA ratio as at September 30, 2000 stood at 1.33 per cent


Investments

Considering the systemic change in the Indian Securities market, and the need to create a long-term and risk-free asset portfolio to match the maturity profile of rapidly increasing longer term retail liabilities, we have re-categorised part of our trading assets as 'Available for Sale' and 'Held to Maturity' securities as at September 30, 2000


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                                                           ICICI Bank Limited
                                                           ICICI Towers
                                                           Bandra Kurla Complex
[Logo] ICICI Bank                                          Mumbai 400 051
================================================================================

Capital Adequacy

The Bank's capital adequacy ratio stood at 17.59 per cent as at September 30, 2000.

Results under US GAAP

For the six-month period ended September 30, 2000, the Net-Income remained flat at Rs. 606.8 million. The Net Interest Income after provision for credit losses increased by 169 per cent to Rs. 1,505 million from Rs. 559 million in the corresponding period of the previous financial year.

For further queries on results, contact :
    P. H. Ravikumar     - (91)-22-653 8413 or 653 8433
    G. Venkatakrishnan  - (91)-22-653 8516 or 653 8529
    Mohan N. Shenoi     - (91)-22-653 8418 or 653 8487

For investor queries, contact:
         Bhashyam Seshan
         Phone: (91)-22-653 8420 or 653 7460
         e-mail:  bhashyams@icicibank.com

Note:  (a) Rs. = Indian Rupees       (b)  1 crore = 10 million

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     Except for the historical information contained herein, statements in this
     Release which contain words or phrases such as 'will', 'would', 'aim', 'likely', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate', 'estimate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

October 19, 2000

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